January 30, 2007
VIA EDGAR AND FACSIMILE (202) 942-9648
Mr. Robert Babula
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549
USA
Re: Comment Letter of December 19, 2006 (File No. 1-14970)
Dear Mr. Babula:
     We refer to the comment letter, dated December 19, 2006 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”) of Enel S.p.A. (“Enel” or “the Company”).
     This letter sets forth Enel’s responses to each of the Staff’s comments contained in the Comment Letter. In accordance with the Staff’s request, we are submitting this letter through EDGAR as confidential correspondence, as well as providing this additional courtesy copy via fax.
     For ease of reference, we have repeated the Staff’s comments in italicized text preceding each of our responses.
ENEL — Società per Azioni for 20-F FOR THE YEAR ENDED DECEMBER 31, 2005
Contractual Obligations, page 107
1.	Prospectively, include contractual interest payments with respect to your long-term debt in the contractual obligations table. Also, please explain if your disclosure could be enhanced by the inclusion of contractual settlements associated with your derivative contracts.

Enel Response:

In future filings, we will comply with the Staff’s request by including contractual interest payments in the contractual obligations table with respect to our long-term debt with fixed interest rates. If the interest rates are variable, we will consider providing estimates of scheduled interest payments in the table. In the accompanying textual disclosure, we will also provide any other additional information that is material to an understanding of these future cash outflows, including a description of our methodology for preparing such estimates. Further, in order to provide more detailed information with respect to our contractual obligations, we will comply with the Staff’s request by providing in a separate line item in the contractual obligations table, the expected payments due to contractual settlements associated with the derivative contracts.
Consolidated Balance Sheets, page F-3
Trade Receivables, page F-3
2.	Please explain in detail why your trade receivables represent approximately 25% of your revenues from sale and services. Also, prospectively disclose the amount of receivables related to revenues that has been recognized and not yet billed at period end (e.g. unbilled revenues). If applicable, discuss any material differences in the amount of such unbilled receivables.

Enel Response:

We respectfully advise the Staff supplementally that the percentage of 25% noted in the Staff’s comment is primarily driven by the following main factors:
•	Our trade receivables at a given balance sheet date include amounts that have been recognized but have not yet been billed at period end. These amounts primarily relate to power distributed to more than 30 million retail customers in Italy and to the significant volumes of power sold to the Market Operator on the Italian Power Exchange. The amount of trade receivables relating to power distributed to retail customers is equal to our estimate of the value of the power consumed based on the last meter reading date through the end of the relevant period (€1,197 million) as explained in more detail in the “Critical Accounting Policies” disclosure appearing on page 81 of the 2005 Form 20-F, and is equal to the value of the power consumed and read but not yet billed at the period end (€720 million). Similarly, the standard contractual terms for power sold to the Market Operator on the Italian Power Exchange set the billing date as the sixth business day of the second month after the relevant period of delivery;

•	our trade receivables include some billed components that are not recorded in our revenues from sales and services, such as VAT and other indirect electricity consumption taxes;

•	our trade receivables exclude amounts due from the Italian Electricity Equalization Fund related to the reimbursement of certain charges we incurred in 2002 and 2003 for the purchase of “green certificates” and credits due to us under the equalization mechanism intended to compensate us for the time lag in tariff setting (for additional details on this equalization mechanism, see the disclosure appearing under “Regulatory Matters—Electricity Regulation—The Tariff Structure” in Item 4 of the 2005 Form 20-F (beginning on page 62). Such amounts are recognized as revenues from sale and services and are classified under “Other current assets” on the Balance Sheet.
In the following table, which we are providing to the Staff supplementally, we provide a calculation of our adjusted percentage of trade receivables represented by such items, expressed as a percentage of revenues from sales and services after taking into consideration each of the abovementioned items:

(millions of
euro)
Trade receivables as of December 31, 2005	8,316

VAT and other indirect electricity consumption taxes	(572)

Main components of power delivered but not yet billed at period-end:
Retail customers	(1,917)
Market Operator	(1,213)

Trade receivables as of December 31, 2005, as adjusted	4,614

Revenues from sales and services for the year ended December 31, 2005	32,272

Electricity Equalization Fund contributions	(113)
Equalization mechanism	(374)

Main components of power delivered but not yet billed at period-end:
Retail customers	(1,917)
Market Operator	(1,213)

Adjusted Revenues from sales and services for the year ended December 31, 2005	28,655

Percentage of trade receivables on revenues, as adjusted	16%
We respectfully advise the Staff supplementally that this adjusted percentage is consistent with (and not unreasonable in light of) our normal receivables turnover, taking into consideration the fact that we collect receivables on average after approximately 60 calendar days from consuming period.
In the 2006 Form 20-F and future filings, we will comply with the Staff’s request by disclosing in the Notes to the Consolidated Financial Statements the amount of receivables related to revenues that has been recognized and not yet billed at period-end, discussing any differences in the amount of such unbilled receivables, if material. This disclosure will be included in the note related to “Trade receivables” (Note 11.b in the 2005 Form 20-F).

Consolidated Statement of Changes in Shareholders’ Equity, page F-5
3.	Please disclose in future filings the amount of current and deferred tax relating to items charged or credited to equity. See paragraphs 81a of IAS no. 12.

Enel Response:

We will comply with the Staff’s request by disclosing in the 2006 Form 20-F and future filings the amount of current and deferred tax relating to items charged or credited to equity. This disclosure will be included in the note related to the “Equity attributable to the shareholders of the parent company” (Note no. 15 in the 2005 Form 20-F).
Notes to the Consolidated Financial Statements, page F-7
4.	Paragraph 14 of IAS no. 1 indicates that an entity whose financial statements comply with IFRSs shall make an explicit and unreserved statement of such compliance in the notes. Financial statements shall not be described as complying with IFRSs unless they comply with all the requirements of IFRSs. In this regard, we see your disclosure that you were in conformity with IFRS-EU and there is no reference to the term compliance. Explain that you are in compliance with all requirements, or discuss the specific reasons for the omission of the statement.

Enel Response:

We respectfully advise the Staff supplementally that Enel has adopted International Financial Reporting Standards as endorsed by the European Commission (“IFRS-EU”) starting from January 1, 2005, with the transition date to IFRS at January 1, 2004. The Company further advises the Staff that in connection with the first time adoption, no adjustments would have been required to assert compliance with IFRSs as issued by the IASB.

In adopting IFRS-EU, Enel has applied IFRS 1 “First-time adoption” and availed itself of certain exemptions provided for in that standard, as disclosed in more detail in Note 20 to the Consolidated Financial Statements included in the 2005 Form 20-F (see p. F-63).

Enel believes that its Financial Statements are in compliance with IFRS-EU and the 2006 Form 20-F and future filings will include an explicit and unreserved statement of such compliance in the Notes to Consolidated Financial Statements, as required by paragraph 14 of IAS no. 1. In our prior filings, the term conformity has been used as synonymous with the term compliance.

Note 1. Summary of Significant Accounting and Reporting Policies, F-8
Joint Ventures, page F-9
5.	We note your use of proportionate method of consolidation related to your joint ventures. Please summarize for us your material interests that you hold. To the extent such interests relate to jointly owned electric utility plants, please refer to the disclosure requirements of SAB Topic 10C.

Enel Response:

We respectfully advise the Staff supplementally that we use the proportionate consolidation method, as stated under Summary of Significant Accounting and Reporting Policies in Notes to the Consolidated Financial Statements, to minor entities jointly controlled by Enel Union Fenosa Renovables SA (“Enel Union”), a consolidated subsidiary (in which Enel holds an 80% interest). These legal entities have their registered offices in Spain and are engaged in electricity generation from renewable resources. Considering the fact that SAB Topic 10C relates to utility plants that are not legal entities, we believe that the related disclosure requirements are not applicable to Enel.

Total assets, liabilities, revenues and expenses as of and for the year ended December 31, 2005 related to these entities, which amounts are included in the IFRS Consolidated Financial Statements, are summarized as follows:

Assets	Liabilities	Revenues	Costs
€60 million	€47 million	€31 million	€25 million
Employee Benefits, page F-14
6.	Explain to us how you determine the fair value of plan assets under IAS 19. Under US GAAP companies have a choice how they calculate the market related value of plan assets as discussed in paragraph 30 of SFAS 87. The method by which a US GAAP company calculates the market-related value can have an impact on net income, and as such should be disclosed.

Enel Response:

We respectfully advise the Staff supplementally that for US GAAP purposes, in accordance with paragraph 30 of SFAS 87, the Company has considered the fair value of the plants assets as their market-related value. For the purposes of IFRS-EU, the fair value of our plan assets was determined to be the present value of the related obligations, in accordance with paragraph 104 of IAS 19, as all our plan assets are qualifying insurance policies that exactly match the amount and timing of some of the benefits payable under the different plans. The impact of this difference in accounting treatment on our net income 2005 and 2004 has been reflected in the reconciliation of net income from IFRS-EU to US GAAP (Note 21 in the 2005 Form 20-F — Reconciliation of net income and shareholders’ equity from IFRS-EU and US GAAP). We do not consider our choice of method to have had a material impact on our net income as calculated in accordance with US GAAP in recent years, but will provide additional textual disclosure regarding any such impact in future filings, should such a situation arise.
(5) Discontinued Operations, page F-23
7.	Your liquidity discussion on page 102 summarizes the impact of your discontinued operations with respect to reduced indebtedness and proceeds on disposal of entities, although we do not see the specific cash flow disclosures regarding your discontinued operations as required by paragraph 33 c of IFRS no. 5 on the statement of cash flows, or in the notes. Since the disposals were material, enhance future disclosure to reflect the specific cash flows from operations, investing and financing activities related to your disposal entities.

Enel Response:

We will comply with the Staff’s request by reflecting the cash flows from operating, investing and financing activities related to our discontinued operations in separate line items of the Consolidated Cash Flow Statements to be included in the 2006 Form 20-F and future filings. We respectfully advise the Staff supplementally that such detailed disclosures have been reflected with respect to the prior period in the cash flow statements included in our Semi-annual Report as of and for the six months ended June 30, 2006, which was submitted to the Commission as a Report on Form 6-K on September 25, 2006.

(6.b) Other revenues — euro 1,787 million, page F-25
8.	Please explain why you recognized 1,068 million related to stranded costs that the company has been entitled to recover. In this regard, explain if such an amount recognized has been realized from customers. If not realized, explain the rationale and accounting basis for revenue recognition prior to collection from ratepayers.

Enel Response:

As explained in more detail under the disclosure on “Stranded Costs” appearing on page 66 and the “Comparability of Information” appearing on page 83 of the 2005 Form 20-F, stranded costs are current costs deriving from contractual commitments or investment decisions that are refundable to electricity companies such as Enel, subject to compliance with certain conditions.

In August 2004, the Italian Ministry of Economy and Finance and the Ministry of Productive Activities issued a joint decree that determined the total amount of the stranded costs we are entitled to recover. On December 1, 2004, following the European Commission’s approval of the decree, we became entitled to recover approximately €513 million on account of stranded costs related to our generation plants for the period 2000-2003, as well as our stranded costs related to the Nigerian LNG contract, which were determined to be €555 million in respect of the 2000-2003 period and approximately €910 million in respect of the 2004-2009 period (of which, €151 million related to 2004). As a result, in 2004 we recorded as “other revenues” a total of €1,219 million arising in connection with stranded costs, the amount we became entitled to receive in respect of 2004 (€151 million) and prior years under the August 2004 decree (€1,068 million). In 2005, we recorded an additional €158 million for stranded costs related to our Nigerian LNG contract. In 2005 and in 2006 we received payments amounting to €1,015 million or 95% of the stranded costs accounted for 2004 with respect to 2000-2003 period equal to €1,068 million. We expect to receive the remaining 5% of such revenues in coming years with the precise timing to be determined by the Energy Authority. The amounts related to stranded costs are received by Enel as contributions from the Electricity Equalization Fund.
(7.e) Other Operating Expenses — euro 911 million, page F-28
9.	You disclose on page 72 higher emission charges than what was initially assigned by the government and measures you plan to implement with respect to compliance. Please enhance future disclosure by discussing the future impact to liquidity and capital expenditure expected to result from implementation of these measures.

Enel Response:

We respectfully advise the Staff that the measures indicated on page 73 of 2005 Form 20-F were planned by Enel as part of its strategy to maintain profitability and provide services on competitive terms. Moreover, as indicated in our disclosure these actions allow Enel to comply with the Emission Trading Directive limits and Italian implementing legislation.

We will also comply with the Staff’s request by discussing in additional textual disclosure to be included in the 2006 Form 20-F and future filings the future impact on liquidity and capital expenditure expected to result from compliance with the Emission Trading Directive, if material.
(11.b) Trade receivables — euro 8,316 million, page F-31
10.	Please show us the analysis you performed to assure that the allowance at year-end was reasonable. Please be detailed in your response. We may have further comment upon review of your response.

Enel Response:

We respectfully advise the Staff supplementally that an analysis to record an appropriate allowance for doubtful trade accounts receivable balances at December 31, 2005 was performed based on (a) Individual assessment and (b) Collective assessment.

The individual assessment was performed for various customer categories based on a detailed analysis which took into consideration current information and events, to estimate the recoverable amount with respect to each receivable. This analysis was made in respect of all overdue receivables higher than a minimum fixed threshold and all receivables as to which the counterparty had become the subject of insolvency procedures. The threshold was established by taking into account both (a) the relevance of the impact of a possible full impairment of the receivable on the net profit for the period and (b) the relevance of the individual receivable with respect to the aggregate trade accounts receivable balance at period end.

The collective assessment procedure, which we apply to all of the receivables we do not analyze individually, is based on our grouping of receivable balances with similar risk profiles. Generally, such groups are comprised of large homogeneous accounts receivable balances that are individually insignificant in terms of their values. We adjust the value of receivables subject to collective evaluation based on the historical losses we have experienced with respect to each risk profiles.

(12.d) Investments accounted for using the equity method — euro 1,797 million, page F-40
11.	We note KPMG placed reliance on PricewaterhouseCoopers S.p.A for the audit of Wind for the year ended December 31, 2004. KPMG also states in the last sentence of the first paragraph of its report of the other auditors. Please confirm that KPMG assumed full responsibility for the amounts for Wind and its subsidiaries included in the financial statements of Enel for the year ended December 31, 2005 or advise.

Enel Response:

Pursuant to the appointment of KPMG SpA as the auditors of Wind and its subsidiaries for the year ended December 31, 2005, KPMG SpA assumed full responsibility in its auditors’ report for the amounts for Wind and its subsidiaries included in the financial statements of Enel for the year ended December 31, 2005.
(13.d) Other current liabilities — euro 4,218 million, page F-44
12.	Please explain if there are any restrictions associated with your use of the customer security deposits. In this regard, please discuss where the related asset is classified on your balance sheet. Please see paragraph 48 of IAS no. 7.

Enel Response:

We respectfully advise the Staff supplementally there are no restrictions associated with our use of our customers’ security deposits. In the absence of any such restrictions, we have not maintained a segregated cash and cash equivalent balance and are therefore not subject to the additional disclosure requirements of paragraph 48 of IAS no. 7.
(14.b) Post-employment and other employment benefits — euro 2,662 million, page F-48
13.	Prospectively, disclose the expense resulting from termination benefits pursuant to paragraph 142 of IAS no. 19.

Enel Response:

We will comply with the Staff’s request by disclosing in the relevant Note to the Consolidated Financial Statements appearing in the 2006 Form 20-F and future filings all material expenses resulting from termination benefits (Note no. 14.b in the 2005 Form 20-F — Post-employment and other employment benefits).
21. Reconciliation of Net Income and Shareholders’ Equity from IFRS — EU and U.S. GAAP, page F-76
21.7.7 Intangible Assets Disclosures, page F-90
14.	Prospectively, please provide all the disclosures required by paragraphs 44 and 45 of SFAS no. 142.

Enel Response:

We will comply with the Staff’s request by disclosing in the relevant Note to the Consolidated Financial Statements appearing in the 2006 Form 20-F and future filings all the disclosures required by paragraphs 44 and 45 of SFAS no. 142 (Note no. 21 in the 2005 Form 20-F — Reconciliation of Net Income and Shareholders’ Equity from IFRS — EU and U.S. GAAP).
21.15 Classification Differences, page F-93
15.	Please provide to us your analysis supporting your decision to reclassify the performance of Terna from discontinued to continuing operations under US GAAP. Please be detailed in your response.

Enel Response:

Enel respectfully advises the Staff supplementally that the IFRS/US GAAP difference regarding presentation of Terna as a discontinued operations (IFRS-EU) or continuing operations (US GAAP) is due to differences between the two standards regarding the consequence of continuing cash flows. In accordance with IFRS 5, paragraph 32, if a separate major line of business will be disposed of principally through sale, then the retention of some continuing cash flows would not preclude its classification as assets held for sales or discontinued operations. In addition, following the disposal of our investment in Terna, the results of operations until the disposal date have been presented under discontinued operations since Enel believed that Terna represents a separate major line of business.

For the purpose of US GAAP, the Company referred to SFAS No. 144, paragraph 41-44 and EITF 03-13 for guidance. As stated in the EITF, the evaluation of whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity depends on whether continuing cash flows have been or are expected to be generated and, if so, whether those continuing cash flows are direct or indirect. Continuing cash flows are cash inflows or outflows that are generated by the ongoing entity and are associated with activities involving a disposed component. If continuing cash flows are generated, the determination as to whether those continuing cash flows are direct or indirect should be based on their nature and significance. If any continuing cash flows are direct, the cash flows have not been eliminated and the operations of the component should not be presented as a discontinued operation. Conversely, if all continuing cash flows are indirect (that is, not direct), the cash flows are considered to be eliminated and the disposed component meets the paragraph 42(a) criterion to be considered a discontinued operation. The assessment as to whether continuing cash flows are direct cash flows should be based on management’s expectations using the best information available.

As explained under Item 4 — Regulatory Matters — Electricity Regulations in the 2005 Form 20-F, Italian laws and regulations (one of which is the Bersani Decree) require the reunification of the ownership and management of the national transmission grid and impose certain restrictions on its ownership and management. As a consequence, we have disposed of most of our interest in Terna retaining only 5.12% of its share capital.

The Company considered the flow chart included as Exhibit 03-13A in the EITF to determine if Terna should be classified as a discontinued operation under US GAAP, as follows:

Step 1	Are continuing cash flows expected to be generated by the Company?	Yes. Continuing cash flows are being generated by the Company from transactions related to the management of the national transmission grid.

Step 2	Do the continuing cash flows result from a migration or a continuation of activities?	Yes. The Company will continue to have revenue-producing and cost-generating activities through active involvement with the disposed component.

Step 3	Are the continuing cash inflows or outflows significant?	Yes. The Company estimates that after the disposal transaction, as result of a continuation of electricity transport activities between the Company and the disposed entity, it will recognize approximately €12 million of cash outflows. The Company estimates that the disposed entity would have resulted in approximately €90 million of cash outflows, absent the disposal transaction. Hence, the continuing cash outflows will be approximately 13% of cash outflows that would have been recognized by the disposed entity. The Company considers such cash outflows to be significant.
Conclusion: Considering the relative significance, the continuing cash flows are considered direct cash flows and accordingly, classification of Terna as a discontinued operation in accordance with US GAAP would not be appropriate.
* * * * *
      In accordance with the Staff’s request, Enel acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
     If you have questions on this letter or need further assistance, please do not hesitate to call me at +39-06-830-526-68, our U.S. securities law counsel Michael J. Volkovitsch of Cleary Gottlieb at +39-02-726-082-10.
Sincerely
Luigi Ferraris

cc:	Dott. Fulvio Conti, Enel S.p.A.
Dott. Claudio Machetti, Enel S.p.A
Dott. Andrea Angelino, Enel S.p.A
KPMG S.p.A
Michael J. Volkovitsch, Cleary Gottlieb Steen & Hamilton LLP